ALLSTATE LIFE INSURANCE COMPANY
                           Law & Regulation Department
                          3100 Sanders Road, Suite J5B
                           Northbrook, Illinois 60062
                         Direct Dial Number 847 402-3058
                             Facsimile 847 402-3781
                            E-Mail jbuca@allstate.com


JOHN BUCHANAN
ASSOCIATE COUNSEL

April 20, 2004

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Glenbrook Life Variable Life Separate Account A ("Registrant") Glenbrook Life and Annuity Company ("Glenbrook")
              Initial Form N-6 Registration Statement ("Registration Statement") 333-114616
              CIK No.  0001005915
              AIM Lifetime PlusSM Variable Life Insurance
              ACCESSION NUMBER: 0000945094-04-000327


Commissioners:

On behalf of the Registrant, I hereby request withdrawal of the referenced Registration Statement on Form N-6 ("Registration Statement") as filed with the Securities and Exchange Commission ("Commission") on April 20, 2004. I am requesting withdrawal because Registrant inadvertently failed to include a date on the transmittal letter and inadvertently included an incorrect filing date on the facing page of the above-reference registration statement. Registrant will re-file this corrected registration statement immediately after the filing of this request.

For the foregoing reason, I respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter.

Please direct any question or comment to me at the number.

                                                     Very truly yours,

                                                     /s/ John E. Buchanan

                                                     John E. Buchanan